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                              August 31, 2023

       Adam Larson
       Chief Financial Officer
       Cottonwood Communities, Inc.
       1245 E. Brickyard Road, Suite 250
       Salt Lake City, UT 84106

                                                        Re: Cottonwood
Communities, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 24,
2023
                                                            Response filed July
14, 2023
                                                            File No. 000-56165

       Dear Adam Larson:

               We have reviewed your July 14, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 29, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Notes to Consolidated Financial Statements
       2. Summary of Significant Accounting Policies
       Organization and Offering Costs, page F-15

   1. We have considered your response to comment 1. Given the quantitative significance of the error to cash flows
from operating activities, among other quantitative and qualitative factors, and that we do
not agree that the factors cited in your qualitative assessment overcomes such
significance, we disagree with the Company   s conclusion that the error
                                                        was immaterial.
Accordingly, we have concluded the Company   s consolidated financial
                                                        statements for the year
ended December 31, 2022 are materially misstated and therefore, should be restated.
Also, in light of the restatement, please reassess your conclusions
 Adam Larson
Cottonwood Communities, Inc.
August 31, 2023
Page 2
         regarding disclosure controls and procedures and internal control over financial reporting as of December 31, 2022.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAdam Larson                                 Sincerely,
Comapany NameCottonwood Communities, Inc.
                                                              Division of
Corporation Finance
August 31, 2023 Page 2                                        Office of Real
Estate & Construction
FirstName LastName